UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of June 2004

Commission File Number 000-50778


                                  Hemosol Corp.
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                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
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                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F   X   Form 40-F
                                                  ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes       No  X
    ---      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

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The following is included in this Report on Form 6-K:

1.   Press release, dated June 2, 2004.


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            HEMOSOL COMPLETES AGREEMENTS TO LICENSE NOVEL TECHNOLOGY

            COMPANY TO PRODUCE AND SELL VALUABLE THERAPEUTIC PROTEINS

TORONTO, Ontario (June 2, 2004) - Hemosol Corp. (TSX: HML, NASDAQ: HMSL) today announced that it has entered into definitive license and strategic alliance agreements with ProMetic Biosciences Inc. a subsidiary of ProMetic Life Sciences Inc. (TSX: PLI), ("ProMetic") to license the Cascade technology developed by ProMetic and its strategic partner, the American National Red Cross ("American Red Cross"), for the separation of valuable therapeutic proteins from human plasma. Hemosol will integrate the Cascade technology into its state-of-the-art Meadowpine facility and intends to sell the resulting products to customers, including the American Red Cross.

"With this new business in place and implementation underway, we have achieved an important milestone in the development of Hemosol as a leader in the blood protein sector," said Lee Hartwell, President & CEO of Hemosol. "By adding the products to be derived from the Cascade technology, Hemosol will have a full pipeline of therapeutic products that range from early stage research and development through to those poised to enter the clinic and beyond."

The novel Cascade process integrates proven technologies to significantly improve the yield and product recovery of valuable therapeutic proteins isolated from human plasma such as intravenous immunoglobulins (for the treatment of immune deficiencies), alpha-1 antitrypsin (for the treatment of hereditary emphysema), anti-hemophilic Factor VIII (for the treatment of hemophilia) and others. The plasma-derived protein market had annual sales of over US $5.6 billion in 2002 and this market is expected to increase to US $6 billion in 2005.

"The Cascade process allows a yield recovery far exceeding those obtained by plasma fractionators worldwide, opening up the door to better access to key life saving drugs," said Pierre Laurin, President & CEO of ProMetic.

The American Red Cross has committed in principle to supply plasma to Hemosol and subsequently purchase therapeutic products isolated using the Cascade technology. Under this license Hemosol will have the right to the Cascade technology to manufacture therapeutic products from plasma on an exclusive basis in North America. Exclusivity is subject to establishing and achieving certain performance thresholds. Under the terms of the strategic alliance agreement, ProMetic and Hemosol have also agreed to work together to generate revenues in the short term through technology transfer support and the supply of clinical trial material to other forthcoming licensees of ProMetic outside of North America.

Hemosol expects to implement the technology at its Meadowpine facility over the coming months and be in a position to manufacture and sell clinical material by the end of 2005. Commercial scale implementation would follow with full scale commercial revenue anticipated to begin in late 2007 or early 2008. Commercial sales of therapeutic products manufactured using the Cascade process will require advance approval of the applicable regulatory agency in each relevant jurisdiction and are subject to the negotiation and entering into of supply agreements with ProMetic, and the American Red Cross, as supplier's of materials

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used in the Cascade process, and purchase agreements with the American Red Cross and other customers for the purchase of resulting therapeutic products.

In addition to the two million shares issued by Hemosol in December 2003, Hemosol will pay a staged license fee of CDN $15.5 million and issue one million common shares to ProMetic in exchange for Hemosol's rights to the Cascade technology. One million common shares and CDN $1.5 million are payable by Hemosol in connection with the execution of the license and strategic alliance agreements and further cash payments will be triggered by the achievement of certain pre-determined milestones. Hemosol will also pay royalties to ProMetic related to the sale of products manufactured using the Cascade.

ABOUT PROMETIC

ProMetic Life Sciences Inc. (TSX: PLI) is an international biopharmaceutical company with headquarters in Montreal (Quebec), and additional facilities in the UK and the USA. ProMetic specializes in the research, development, manufacture and marketing of a variety of commercial applications from its proprietary platform technologies, which are used in the development of therapeutics, large-scale purification of biologics and the elimination of pathogens/viruses.

ABOUT HEMOSOL

Hemosol is a biopharmaceutical company focused on the development and manufacturing of biologics, particularly blood-related proteins. Hemosol is leveraging its expertise in manufacturing blood proteins and its state-of-the-art Meadowpine manufacturing facility to seek additional strategic growth opportunities. Hemosol has a broad range of novel therapeutic products in development, including HEMOLINK TM) (hemoglobin raffimer), an oxygen therapeutic designed to rapidly and safely improve oxygen delivery via the circulatory system. Hemosol is also developing additional oxygen therapeutics, a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and liver cancers, and a cell therapy program initially directed to the treatment of cancer.

Hemosol's common shares are listed on the NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange under the trading symbol "HML".

Certain statements concerning Hemosol's future prospects are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities legislation. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products and enter into satisfactory arrangements for the supply of materials used in its manufacturing operations and the sale of resulting products to customers; technical, manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; Hemosol's ability to obtain sufficient financing to complete clinical development of its products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are

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discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:  Jason Hogan
          Investor & Media Relations
          416 361 1331
          800 789 3419
          416 815 0080 fax
          ir@hemosol.com
          www.hemosol.com





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                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  HEMOSOL CORP.

                                  By: /s/ LEE D. HARTWELL
                                      -----------------------------------------
                                      Name: Lee D. Hartwell
                                      Title: President, Chief Executive Officer
                                             and Chief Financial Officer

Date: June 3, 2004